Exhibit 99.1

Creating The Best Business Bank in New York From Montauk to Manhattan July 1, 2020

BRIDGE BANCORP, INC.

Disclaimers

DIME

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between Bridge Bancorp, Inc. ("Bridge") and Dime Community Bancshares, Inc. ("Dime"), including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Bridge's and Dime's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "may", "assumes", "approximately", "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "targets", "projects", or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of Bridge and Dime and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Bridge and Dime. In addition, these forward-looking statements are subject to various risks, uncertainties and assumptions with respect to future business strategies and decisions that are subject to change and difficult to predict with regard to timing, extent, likelihood and degree of occurrence. As a result, actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Bridge and Dime may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of Bridge or Dime may fail to approve the Merger; (6) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Bridge and Dime are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Bridge's and Dime's markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations; (11) the COVID-19 pandemic is adversely affecting Dime, Bridge, and their respective customers, employees and third-party service providers; the adverse impacts of the pandemic on their respective business, financial position, operations and prospects have been material, and it is not possible to accurately predict the extent, severity or duration of the pandemic or when normal economic and operation conditions will return; and (12) other factors that may affect future results of Dime and Bridge, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Bridge's and Dime's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov).

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BRIDGE BANCORP, INC.

Disclaimers *(continued)*

DIME

Risks Relating to the Coronavirus (COVID-19) Outbreak

In March 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic and the United States declared a national emergency. Global and national health concerns relating to the coronavirus outbreak have been weighing on the local, national and global economic environments, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer and business spending habits, they have also adversely impacted and may further impact Dime and Bridge's workforces and operations and the operations of their customers, vendors and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect the businesses, results of operations and financial condition of Dime and Bridge.

The bank regulatory agencies and various governmental authorities are urging financial institutions to work prudently with borrowers who are or may be unable to meet their contractual payment obligations because of the effects of COVID-19. Loan forbearances and other measures have been and will continue to be taken to assist affected customers and businesses, which may have an adverse impact on results of operations and financial condition. Dime's and Bridge's loans to particular businesses, such as restaurants, hotels and contractors, as well as to people working in those industries, may be particularly subject to adverse developments. Disruptions to customers could result in increased delinquencies, defaults, foreclosures and losses on loans, negatively impact regional economic conditions, result in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability.

The spread of the coronavirus has also caused Dime and Bridge to modify their business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and Dime and Bridge may take further actions as may be required by government authorities or that they determine are in the best interests of their employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the coronavirus outbreak impacts Dime's and Bridge's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, Dime and Bridge may continue to experience materially adverse impacts to their businesses as a result of its economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of the coronavirus and a global pandemic, and, as a result, the ultimate impact of the coronavirus outbreak or a similar health epidemic is highly uncertain and subject to change. The full extent of the impact on Dime's and Bridge's businesses, operations or the economy as a whole is not yet known. However, the effects could have a material impact on results of operations, and Dime and Bridge will continue to monitor the coronavirus situation closely.

Bridge and Dime caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Bridge or Dime or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Bridge and Dime do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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BRIDGE BANCORP, INC. Disclaimers (continued) Risks Related to the SBA PPP Loan Program Bridge and Dime are participating lenders in the Paycheck Protection Program (“PPP”), a loan program administered through the Sm all Business Administration (“SBA”), which was created to help eligible businesses, organizations and self - employed persons fund their operational costs dur ing the COVID - 19 pandemic. Under this program, the SBA guarantees 100% of the amounts loaned under the PPP. Bridge and Dime may be exposed to credit ris k o n PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or servic ed. If a deficiency is identified, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaran ty, seek recovery of any loss related to the deficiency. Financial institutions have experienced litigation related to their process and procedures used in proces sin g applications for the PPP. If Bridge or Dime were to be subject to any such litigation, such litigation could have a material adverse impact on the companies' bus ine sses, financial conditions and results of operations. Bridge and Dime caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward - looking st atements concerning the proposed transaction or other matters attributable to Bridge or Dime or any person acting on their behalf are expressly qualified in t hei r entirety by the cautionary statements above. Bridge and Dime do not undertake any obligation to update any forward - looking statement to reflect circumstan ces or events that occur after the date the forward - looking statements are made. 4

BRIDGE BANCORP, INC.

Disclaimers *(continued)*

DIME Since 1864

Important Additional Information and Where to Find It
This presentation is being made in respect of the proposed Merger between Dime and Bridge. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Bridge will file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") that will include a joint proxy statement of Bridge and Dime and a prospectus of Bridge (the "Joint Proxy Statement/Prospectus"), and each of Bridge and Dime may file with the SEC other relevant documents concerning the Merger. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Bridge and Dime. Shareholders and investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the Merger carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Bridge and Dime, as well as any amendments or supplements to those documents, because they will contain important information about Bridge, Dime and the Merger.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Bridge and Dime, may be obtained at the SEC's website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridgehampton, New York 11932, Attention: Corporate Secretary, or by calling (631) 537-1001, ext. 7255, or to Dime Community Bancshares, Inc., 300 Cadman Plaza West, 8th Floor, Brooklyn, New York 11201, Attention: Corporate Secretary, or by calling (718) 782-6200, or by accessing Bridge's website at www.bnbbank.com under the "Investor Relations" tab or by accessing Dime's website at www.dime.com under the "About—Investor Relations" tab. The information on Bridge's and Dime's websites is not, and shall not be deemed to be, a part of this presentation or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation
Bridge, Dime and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Dime in connection with the Merger. Information about Bridge's directors and executive officers is available in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 28, 2020, and information about Dime's directors and executive officers is available in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 15, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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BRIDGE BANCORP, INC. 6 Combination of Two Iconic Community Banks to Create a NY - Based Champion That Will Be a Significant Source of Strength

BRIDGE BANCORP, INC.

Partnering to Create Significant Value

DIME Since 1864

Strategically Compelling	• Transformative partnership that creates a premier community-based business bank with over $11 billion in assets and strong financial performance • Enhanced scale, growth and profitability • Shared vision, community involvement, and commitment to clients and employees
Builds Upon Complementary Strengths	• Bridge has a deep history in C&I, commercial real estate and small business lending; After a generation as a leading NYC multifamily lender, Dime has transitioned into a full-service commercial bank while maintaining a low LTV multifamily portfolio • Fortifies complementary commercial and retail banking business lines • Overlapping systems, vendors, and back-office operations increases profitability and efficiency and allow for a smoother integration process
Creates a Bank with Dominant Market Share	• Highly complementary branch network with limited customer overlap • Coverage of greater Long Island markets provides significant branding power, building on Dime's ubiquitous brand name and creating an entity that is well positioned to take market share from regional and money-center banks • Enhanced branch footprint and increased capital base allow the pro forma company to serve needs of small-to-mid-sized businesses across the greater Long Island marketplace. Both companies have a deep commitment and extensive skillset in SBA-lending
Accelerates Shareholder Value Creation	• Material FY2021E GAAP EPS accretion[1] – 7% to Bridge and 40% to Dime; 0.4% accretive to Bridge's TBV • Conservative and achievable efficiencies drives material capital generation and TBVPS growth • Accretive to ROAA and ROATCE • Meaningful dividend accretion for Dime shareholders
Strong Financial and Cultural Compatibility	• Strategic alignment in financial goals: prioritizing NIM and quality of balance sheet over rapid growth • Both companies have solid balance sheets and have demonstrated a history of low loan losses through prior cycles • Larger capital base and experienced team provide significant advantages to weather adverse economic conditions • Creates a more neutral, balanced interest rate risk profile

1) Please see appendix for detail

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BRIDGE BANCORP, INC. • 100% stock with Dime merging with and into Bridge • Dime shareholders receive 0.6480 Bridge shares per Dime share  Implied value of $14.80 (1) per Dime share, or approximately $489M (1)(2) in aggregate Structure and Exchange Ratio Management Team • Kevin O'Connor - Chief Executive Officer • Stuart Lubow - President & Chief Operating Officer • John McCaffery - Chief Risk Officer • Avi Reddy - Chief Financial Officer Board of Directors • 12 members: 6 Bridge / 6 Dime • Kenneth Mahon , Dime's current Chief Executive Officer, to serve as Executive Chairman • Marcia Hefter , Bridge's current Chairwoman, to serve as Lead Director Ownership • 48% Bridge / 52% Dime Headquarters • Hauppauge, NY • Corporate Office: New York, NY Name • Holding company will be "Dime Community Bancshares, Inc." and the Bank will be "Dime Community Bank" • Combined company will be listed on the Nasdaq under the symbol “DCOM” • Leverages Dime’s ubiquitous name and brand recognition Timing & Approvals • Anticipated closing Q1 2021 • Approval of Dime and Bridge shareholders and customary regulatory approvals 8 Transaction Summary 1) Based on BDGE closing price of $22.84 as of June 30, 2020 2) Based on 33,004,413 shares of DCOM common stock outstanding and 34,910 DCOM options outstanding with a weighted average exercise price of $15.01 as of June 30, 2020

Impressive Branch Footprint with Significant Scarcity Value

BRIDGE BANCORP, INC.

DIME



NYC
Brooklyn
Nassau
Hauppauge HQ
Suffolk
Bridgehampton
BDGE (38)
DCOM (28)

Enhanced Scale

$11.5B Assets

$8.9B Loans

$8.4B Deposits

Identified Cost Savings Results in Improved Efficiency

~50% Efficiency Ratio

Premier NY Franchise

66 Branch Locations

Largest Community Bank on Greater Long Island(1)

Source: S&P Global Market Intelligence

1) Defined as community banks headquartered in Kings, Queens, Nassau & Suffolk counties with < $20 billion in assets

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Consolidates Presence in Highly Attractive Markets

BRIDGE BANCORP, INC.

DIME

Affluent Markets with Significant Business Activity



# of Business Establishments
57,621
49,597
49,149
48,260
Kings (Brooklyn)
Queens
Suffolk County
Nassau County



Median Household Income
$65,129
$72,540
$103,826
$119,185
Kings (Brooklyn)
Queens
Suffolk County
Nassau County

#1 Community Bank Deposit Market Share on Greater Long Island[(1)]

Rank	Institution	City, State	Branches	Deposits ($B)	Mkt. Share
1	Pro Forma DIME	Hauppauge, NY	64	$8.1	22.0%
2	Apple Financial Holdings Inc.	New York, NY	45	$6.1	16.4%
3	Flushing Financial Corp.	Uniondale, NY	22	$5.5	14.7%
4	DIME	Brooklyn, NY	27	$4.5	12.1%
5	Ridgewood Savings Bank	Ridgewood, NY	27	$3.7	10.1%
6		Bridgehampton, NY	37	$3.7	9.9%
7	First of Long Island Corp.	Glen Head, NY	50	$3.3	8.8%
8	Maspeth FSLA	Maspeth, NY	6	$1.2	3.3%
9	Cathay General Bancorp	Los Angeles, CA	6	$1.0	2.7%
10	Alma Bank	Astoria, NY	8	$0.7	2.0%
11	Hope Bancorp Inc.	Los Angeles, CA	6	$0.7	1.9%
12	Esquire Financial Holdings Inc.	Jericho, NY	2	$0.6	1.7%
13	First Central Savings Bank	Glen Cove, NY	9	$0.5	1.5%
14	Hanover Bancorp Inc.	Mineola, NY	5	$0.5	1.4%
15	RBB Bancorp	Los Angeles, CA	6	$0.5	1.2%
16	Amerasia Bank	Flushing, NY	2	$0.4	1.2%
17	Preferred Bank	Los Angeles, CA	1	$0.4	1.1%
18	Northfield Bancorp Inc.	Woodbridge, NJ	9	$0.4	1.1%
19	Cross County Savings Bank	Middle Village, NY	5	$0.4	1.0%
20	PDL Community Bancorp (MHC)	Bronx, NY	6	$0.3	0.9%

1) Aggregate deposit market share for Kings, Queens, Nassau & Suffolk counties for community banks < $20 billion in assets

Note: "Establishments" defined as a single physical location at which business is conducted or services or industrial operations are performed. It is not necessarily identical with a company or enterprise.

Source: S&P Global Market Intelligence; United States Census Bureau; FDIC (data as of 6/30/19)

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BRIDGE BANCORP, INC. Avi Reddy Chief Financial Officer Kevin O'Connor Chief Executive Officer John McCaffery Chief Risk Officer 11 Experienced Management Team Stuart Lubow President & Chief Operating Officer M embers of senior management have significant M&A integration experience

BRIDGE BANCORP, INC. 50% 50% 6 Pro Forma Board of Directors 6 12 Distinguished Board of Directors Marcia Hefter Lead Director Kenneth Mahon Executive Chairman

BRIDGE BANCORP, INC. 44% 42% 49% 76% 43% 55% 50% 56% 58% 51% 24% 57% 45% 50% Total Assets Gross Loans Total Deposits Demand Deposit Accounts Tangible Common Equity 2021E Net Income to Common¹ Market Cap Source: S&P Global Market Intelligence; Note: Financial data as of March 31, 2020 (excludes purchase accounting adjustments); Market data as of June 30 , 2 020 1) Represents median consensus analyst estimates as of June 30, 2020 13 Balanced Contributions to Combined Entity (Dollar values in thousands) As a % As a % Combined Total Assets $5,060,872 44% $6,347,825 56% $11,408,697 Gross Loans $3,762,130 42% $5,207,274 58% $8,969,404 Total Deposits $4,055,735 49% $4,239,826 51% $8,295,561 Demand Deposit Accounts $1,481,552 76% $479,376 24% $1,960,928 Tangible Common Equity $385,127 43% $517,786 57% $902,913 2021E Net Income to Common¹ $51,293 55% $42,520 45% $93,813 Market Cap $456,395 50% $453,151 50% $909,545

BRIDGE BANCORP, INC.

Addressing COVID-19

DIME Since 1864

- With the onset of the virus, both Bridge and Dime formed Business Continuity and Pandemic preparedness teams. These teams proactively moved into action in early February, diligently monitoring customers in affected industries, allowing employees to "social distance" and work from home, implementing programs to provide relief to clients and modifying branch hours to maintain customer service
- Bridge was the leading provider of Paycheck Protection Program ("PPP") loans in the greater Long Island market place with ~4,000 loans funded for ~$941M(1); Dime funded ~1,670 PPP loans for $286M(1)
- Bridge has processed 435 loan moratoriums for ~$545M(2); Dime has processed 319 loan moratoriums for $1.1B(2)
- Extensive due-diligence has been conducted surrounding the COVID-19 pandemic and any impact to-date
  - Discussions focused on the status of each Company in confronting the pandemic as well as initial planning for post-closing
- The transaction diversifies and de-risks the combined company relative to Bridge and Dime stand-alone
  - Larger, more diversified balance sheet and customer base, better able to weather adverse economic conditions
  - More granular deposit base with a balanced loan portfolio and reduced concentrations supported by a larger capital base
  - Increased capital generation from ~$32M of pre-tax synergies enhances internal generation of capital and substantially improves pre-tax, pre-provision earnings power

Source: Company documents
1) As of May 29, 2020
2) As of June 8, 2020

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BRIDGE BANCORP, INC. 15 De - Risks Loan Portfolio Amidst COVID - 19 Concerns Note: I ndustry balances as of June 8, 2020 Source: Company documents • Intensive, loan level 3rd party credit reviews by a nationally recognized firm have afforded both parties significant visibility into the loan portfolios, including areas potentially affected by the COVID - 19 pandemic. For example, significant analysis was performed on the following sub - sectors that may be affected disproportionally by the COVID - 19 pandemic : Loan Balances (in millions) Hotels $84 $176 Restaurants $50 $26 Contractors $205 $9

BRIDGE BANCORP, INC. 16 $3.8B Total $5.2B Total $9.0B Total Source: S&P Global Market Intelligence; Company documents Note: Reflects GAAP data as of March 31, 2020; excludes purchase accounting adjustments 1) Estimated pro forma for $44.1M of net proceeds from Dime's June 2020 offering of preferred stock 2) Including estimated transaction costs Diversified Loan Portfolio CRE / Total RBC: 383% CRE / Total RBC: 556%¹ CRE / Total RBC: 512%² Yield on Loans: 4.29% Yield on Loans: 4.10% Yield on Loans: 4.18% 1 - 4 Fam. 10.7% Multifamily 21.3% OOC CRE 14.1% Non - OOC CRE 28.0% C&D 2.7% C&I 20.2% Cons./Other 3.1% 1 - 4 Fam. 3.3% Multifamily 60.7% OOC CRE 4.9% Non - OOC CRE 22.1% C&D 2.6% C&I 6.4% Cons./Other 0.1% 1 - 4 Fam. 6.4% Multifamily 44.2% OOC CRE 8.7% Non - OOC CRE 24.6% C&D 2.6% C&I 12.2% Cons./Other 1.4%

BRIDGE BANCORP, INC. 17 Excellent Credit Quality through Cycles Cumulative credit losses for both companies were extremely low during the financial crisis. Post financial - crisis, the companies’ credit losses continue to track below peer levels. Cumulative NCOs from 2007 to 2013 over 2006 Gross Loans (1) Cumulative NCOs from 2013 to 2019 over 2012 Gross Loans (2) Source: S&P Global Market Intelligence; Note: KRX represents the median value of all banks listed on the index 1) Cumulative NCOs represent net charge - offs from 2007, 2008, 2009, 2010, 2011, 2012 and 2013 divided by gross loans at 12/31/2006 2) Cumulative NCOs represent net charge - offs from 2013, 2014, 2015, 2016, 2017, 2018 and 2019 divided by gross loans at 12/31/2012 0.7% 1.9% – 2.0% 4.0% 6.0% 8.0% Bridge & Dime Combined KRX 1.4% 6.6% – 2.0% 4.0% 6.0% 8.0% Bridge & Dime Combined KRX

BRIDGE BANCORP, INC. Cost of Deposits: 0.57% Cost of Deposits: 1.14% Cost of Deposits: 0.86% Non - Int. Bearing DDA 36.5% Savings, MMDA & NOW 55.8% Retail Time 2.3% Jumbo Time 5.3% Non - Int. Bearing DDA 11.3% Savings, MMDA & NOW 50.0% Retail Time 15.7% Jumbo Time 23.0% Non - Int. Bearing DDA 23.6% Savings, MMDA & NOW 52.8% Retail Time 9.2% Jumbo Time 14.4% 18 $4.1B Total $4.2B Total $8.3B Total Source: S&P Global Market Intelligence; Company documents Note: Reflects GAAP data as of March 31, 2020; excludes purchase accounting adjustments; jumbo time deposits defined as CDs w ith balances greater than $100,000 Strong Deposit Franchise with ~24% Non - Interest Bearing Accounts Loans / Deposits: 92.8% Loans / Deposits: 122.8% Loans / Deposits: 108.1%

BRIDGE BANCORP, INC. 19 Key Merger Assumptions • 100% stock with Dime merging with and into Bridge • Dime shareholders receive 0.6480 Bridge shares per Dime share Consideration • Bridge’s balance sheet will be subject to fair market value accounting • Durbin adjustment: $2.0M pre - tax run - rate • Additional compliance expense for crossing $10B threshold: $2.0M pre - tax run - rate • Tax impact due to eliminating REIT subsidiaries: ~$3.0 - $4.0M run - rate • Reversal of Bridge stand - alone provision: $15.0M (59% in FY2021E & 41% in FY2022E) • Total Other Balance Sheet Pre - Tax Marks: $26.4M (positive to equity) • CDI: 0.22%; amortized sum - of - the - years digits over 10 years Other Assumptions • Based on median consensus estimates for 2020 and 2021, with 5% pre - tax pre - provision growth for 2022 Standalone Earnings Per Share • $ 32.0 M of identified pre - tax cost savings • 15 % of combined non - interest expense base • 67 % realization of cost savings in 2021 and 100% thereafter Estimated Cost Savings • $ 60 .0M pre - tax Merger & Integration Costs • $ 77 .6M Loan credit mark (2 .1% of gross loans) comprised of:  65 % PCD mark on gross loans  35 % non - PCD mark on gross loans Credit Assumptions

BRIDGE BANCORP, INC. • Bridge is projected to recognize significant income from its $900M+ of PPP loans and Dime has raised over $ 116M of Preferred Stock year - to - date • Pro Forma Company maintains v ery h ealthy c apital ratios, e ven after conservatively m arking a significant p ortion of its balance sheet Capital (1) 20 Summary Financial Impact • 2021E GAAP EPS accretion: Bridge: 7%; Dime: 40% • 2021E Cash EPS accretion: Bridge: 3%; Dime: 36% • 2022E GAAP EPS accretion : Bridge: 10%; Dime: 28% • 2022E Cash EPS accretion: Bridge: 11%; Dime: 29% EPS Accretion • 0.4% accretive to Bridge’s tangible book value at close TBVPS (1) 1) Including the full impact of one - time merger costs  TCE / TA: 7.6%  TE / TA : 8.7%  Leverage Ratio: 8.8%  Common Equity Tier 1 Ratio: 10.0%  Tier 1 Capital Ratio: 11.3%  Total Risk - Based Capital Ratio: 14.3%

BRIDGE BANCORP, INC. $456 $547 $453 $551 $188 $910 $1,098 Standalone Market Capitalizations¹ Capitalized Value of Cost Savings² Illustrative Combined Value 21 Illustrative Market Value Creation 1) Standalone market capitalizations as of June 30, 2020 2) Capitalized value of cost synergies reflects $32.0M pre - tax / $23.7M after - tax cost synergies, multiplied by market - cap weighted P / 2021E multiple of 9.8x, as of closing share prices and consensus estimates on June 30, 2020, net of $60.0M pre - tax / $42.5M after - tax one time restructuring charges; Capital ized value is not discounted to present value $ in Millions

BRIDGE BANCORP, INC. 22 Transaction Highlights Strategically Compelling, Transformative Partnership Accelerates Shareholder Value Creation Builds Upon Complementary Strengths Strong Financial and Cultural Compatibility Creates a Bank with Dominant Market Share

BRIDGE BANCORP, INC. 23 Appendix

BRIDGE BANCORP, INC.

Earnings per Share Impact Build-Up

DIME

Dollar values in millions, except per share amounts	FY2021E[1]	FY2022E[2]
DCOM Median Consensus Net Income Estimate	$42.5	$53.0
BDGE Median Consensus Net Income Estimate	51.3	56.8
DCOM Median Consensus EPS ($)	$1.28	$1.60
BDGE Median Consensus EPS ($)	$2.60	$2.88
Transaction Adjustments (After-Tax)		
Cost Savings	15.6	24.4
Core Deposit Intangible Amortization Expense from Transaction	(1.2)	(1.1)
Durbin & Compliance Related Impact	(1.1)	(3.0)
Purchase Accounting Related Impact (Excluding CECL)[3]	(3.6)	(6.0)
Pro Forma Earnings Prior to Accretion of Non-PCD Loan Credit Discount	**103.5**	**124.1**
Accretion of Non-PCD Loan Credit Discount Under CECL	8.6	6.2
Tax Implication of Losing REIT Subsidiaries	(3.4)	(3.9)
Reversal of Stand-Alone Bridge Provision	6.5	4.6
Pro Forma GAAP Earnings	**115.2**	**131.0**
Purchase Accounting Related Impact (Excluding CECL)[3]	3.6	6.0
Accretion of Non-PCD Loan Credit Discount Under CECL	(8.6)	(6.2)
Core Deposit Intangible Amortization Expense from Transaction	1.2	1.1
Pro Forma Cash Earnings	**111.4**	**131.9**
Pro Forma Average Diluted Shares	41.4	41.4
Pro Forma BDGE GAAP EPS ($)	**$2.78**	**$3.17**
BDGE EPS Accretion ($)	*$0.18*	*$0.29*
BDGE EPS Accretion (%)	*7%*	*10%*
Pro Forma BDGE Cash EPS ($)	**$2.69**	**$3.19**
BDGE Cash EPS Accretion ($)	*$0.09*	*$0.31*
BDGE Cash EPS Accretion (%)	*3%*	*11%*
Pro Forma DCOM Exchange Ratio Adjusted GAAP EPS ($)	**$1.80**	**$2.05**
DCOM Exchange Ratio Adjusted EPS Accretion ($)	*$0.52*	*$0.45*
DCOM Exchange Ratio Adjusted EPS Accretion (%)	*40%*	*28%*

1) Based on median consensus estimates for FY2021E
2) Assumes 5% growth in PTPPI and normalized provision of 0.25% on gross loans for FY2022E
3) Includes impacts of all other merger adjustments

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BRIDGE BANCORP, INC. 25 Comprehensive Due Diligence Process Emphasis on Shared Cultural Values Detailed Risk Management Analysis Human Capital Assessment and Planning Thorough Mutual Credit Review Finance, Accounting and Tax Evaluation Focus on Credit and Interest Rate Risk Given Current Environment